UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 10, 2018: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2018.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO, of Euroseas commented:” and the two next succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 10, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2018

Maroussi, Athens, Greece – August 10, 2018 – Euroseas Ltd. (NASDAQ: ESEA, the “Company”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and six month period ended June 30, 2018.

The Spin-off

On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) into EuroDry Ltd., a separate publicly listed company also listed on NASDAQ Capital Market. Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector.

The results below refer to Euroseas Ltd. “continuing operations” excluding the contribution from Euroseas Ltd.’s vessels spun-off into EuroDry Ltd. in May 2018 (“discontinued operations”) unless otherwise noted; historical comparative periods have been adjusted accordingly.

Second Quarter 2018 Highlights:

•

Total net revenues of $9.8 million. Net income of $2.1 million and net income attributable to common shareholders (after a $0.39 million dividend on Series B Preferred Shares) of $1.8 million or $0.16 earnings per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $0.5 million or $0.04 per share basic and diluted.

•

Adjusted EBITDA1 was $2.4 million.

•

An average of 11.95 vessels were owned and operated during the second quarter of 2018 earning an average time charter equivalent rate of $10,028 per day.

•

The Company declared its eighteenth dividend of $0.4 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares. On May 30, 2018 Euroseas redeemed 50% of its Series B Preferred Stock using shares of EuroDry Ltd.’s Series B Preferred Stock alongside the spin-off of the latter. The dividend paid for the second quarter reflects dividend on the all the shares of its Series B Preferred Stock up to May 30, 2018 and on the shares that remained after the redemption since May 30, 2018 to the end of the quarter.

First Half 2018 Highlights:

•

Total net revenues of $18.1 million. Net income of $0.7 million; net loss attributable to common shareholders (after a $0.85 million of dividend on Series B Preferred Shares) of $0.1 million or $0.01 loss per share basic and diluted.  Adjusted net loss per share attributable to common shareholders1 for the period was $1.4 million or $0.13 per share basic and diluted.

•

Adjusted EBITDA1 was $2.4 million.

•

An average of 11.97 vessels were owned and operated during the first half of 2018 earning an average time charter equivalent rate of $9,228 per day.

1 Adjusted EBITDA, Adjusted net income/ (loss) and Adjusted earnings/ (loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “

“In the second quarter of 2018, we achieved a significant milestone in executing our strategy by completing the spin-off of six of our drybulk vessels into EuroDry Ltd., a shipping company also listed on NASDAQ. We are pleased to see that our shareholders benefited by having the market value of their combined EuroDry Ltd. and Euroseas holdings increase by more than 40% as a result of the spin-off. Separately, we sold the only remaining drybulk vessel we owned and, thus, Euroseas has become the only publicly listed company focused on the feeder containership sector.

During the second quarter, the containership market continued its recovery. Although charter rates peaked in early May and have softened since, they remain at levels noticeably higher than their respective periods of last year.  Expectations for continued economic growth across many developed and developing countries and low levels of orderbook support our guarded optimism that charter rates, especially for feeder vessels, will further improve in the latter part of the year and in 2019, provided that U.S. induced trade wars do not escalate significantly. Thus, we have been fixing our vessels that open up for recharter for periods between 3-12 months at profitable levels but also aiming to have staggered renewal periods to be able to participate further in the strengthening market which we anticipate.

“We remain focused at growing Euroseas to a significant publicly listed consolidating platform for the feeder containership sector. We continuously evaluate investment opportunities of either individual vessels or fleets that could be accretive to our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2018 reflect the improving levels of the containership markets compared to the same period of 2017.

“Adjusted EBITDA during the second quarter of 2018 was $2.4 million versus $0.6 million in the second quarter of last year.  As of June 30, 2018, our outstanding debt (excluding the unamortized loan fees) was $32.7 million versus restricted and unrestricted cash of $13.6 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $11.8 million (excluding the unamortized loan fees) of which $7.9 million is a balloon payment for one of our loans which we expect to be able to refinance.

 “Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,278 per vessel per day during the second quarter of 2018 as compared to $6,220 per vessel per day for the same quarter of last year, and $6,543 per vessel per day for the first half of 2018 as compared to $6,055 per vessel per day for the same period of 2017, reflecting a 0.9% and 6.4% increase, respectively, which is attributed to the different composition our fleet during the periods. As always, we want to emphasize that cost control remains a key component of our strategy. We are in compliance with all our loan covenants.”

Second Quarter 2018 Results:

For the second quarter of 2018, the Company reported total net revenues of $9.8 million representing an 85.0% increase over total net revenues of $5.3 million during the second quarter of 2017 which was a result of the increased average number of vessels and the increase in the average time charter rate our vessels earned. The Company reported net income for the period of $2.1 million and net income attributable to common shareholders of $1.8 million, as compared to a net loss of $0.8 million and a net loss attributable to common shareholders of $1.2 million, respectively, for the same period of 2017. The results for the second quarter of 2018 include a $1.3 million gain on sale of a vessel. Drydocking expenses amounted to $0.4 million during the second quarter of 2018 as a vessel underwent drydocking. Depreciation expenses for the second quarter of 2018 amounted to $0.8 million compared to $1.0 million for the same period of 2017. Although the average number of vessels increased, one vessel which was held for sale during the second quarter of 2018 did not contribute to the depreciation charge and the new vessels acquired have a lower average daily depreciation charge as a result of their lower acquisition cost and greater remaining useful life compared to the remaining vessels. Vessel operating expenses were $5.3 million in the second quarter of 2018 as compared to $3.4 million for the second quarter of 2017 due partly to the increased average number of vessels operated and higher costs for lubricants and other supplies paid. Other general and administrative expenses amounted to $0.63 million for the second quarter of 2018 marginally higher compared to $0.66 million for the second quarter of 2017. On average, 11.95 vessels were owned and operated during the second quarter of 2018 earning an average time charter equivalent rate of $10,028 per day compared to 8.12 vessels in the same period of 2017 earning on average $7,428 per day.

Interest and other financing costs for the second quarter of 2018 amounted to $0.7 million compared to $0.4 million for the same period of 2017. Interest during the second quarter of 2018 was higher due to higher debt and increased LIBOR during the period as compared to the same period of last year.

Adjusted EBITDA for the second quarter of 2018 was $2.4 million compared to $0.6 million achieved during the second quarter of 2017. Please see below for Adjusted EBITDA reconciliation to net income/ (loss).

Basic and diluted earnings per share attributable to common shareholders for the second quarter of 2018 were $0.16 calculated on 11,133,764 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.11 for the second quarter of 2017, calculated on 11,061,612 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings attributable to common shareholders for the quarter of the unrealized gain and realized loss on derivative, and the gain on sale of a vessel, the adjusted net earnings per share attributable to common shareholders for the quarter ended June 30, 2018 would have been $0.04 per share basic and diluted compared to adjusted net loss of $0.11 per share basic and diluted for the quarter ended June 30, 2017. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2018 Results:

For the first half of 2018, the Company reported total net revenues of $18.1 million representing a 76.3% increase over total net revenues of $10.2 million during the first half of 2017, as a result of the increased average number of vessels and the increase in the average time charter equivalent rate our vessels earned. The Company reported net income for the period of $0.7 million and a net loss attributable to common shareholders of $0.1 million, as compared to net loss and net loss attributable to common shareholders of $2.1 million and $3.0 million respectively, for the first half of 2017. The results for the first half of 2018 include a $1.3 million gain on sale of a vessel, as compared to a $0.5 million gain on sale of a vessel for the same period of 2017. Depreciation expenses for the first half of 2018 were $1.7 million compared to $1.9 million during the same period of 2017. Although the average number of vessels increased, one vessel which was held for sale during the first half of 2018 did not contribute to the depreciation charge and the new vessels acquired have a lower average daily depreciation charge as a result of their lower initial values (acquisition price) and greater remaining useful life compared to the remaining vessels. On average, 11.97 vessels were owned and operated during the first half of 2018 earning an average time charter equivalent rate of $9,228 per day compared to 8.38 vessels in the same period of 2017 earning on average $6,918 per day.

Interest and other financing costs for the first half of 2018 amounted to $1.3 million compared to $0.7 million for the same period of 2017. This increase is due to the increased amount of debt and increased LIBOR in the current period compared to the same period of 2017.

Adjusted EBITDA for the first half of 2018 was $2.4 million compared to $(0.1) million achieved during the first half of 2017. Please see below for Adjusted EBITDA reconciliation to net income/ (loss).

Basic and diluted loss per share attributable to common shareholders for the first half of 2018 was $0.01, calculated on 11,133,764 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.28 for the first half of 2017, calculated on 11,030,754 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income/ (loss) attributable to common shareholders for the first half of the year of the unrealized (gain) /loss and realized (gain) /loss on derivative and the gain on sale of vessel, the adjusted net loss per share attributable to common shareholders for the six-month period ended June 30, 2018 would have been $0.13 compared to a loss of $0.32 per share basic and diluted for the same period in 2017. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	Idle
EM ASTORIA	Feeder	35,600	2,788	2004	undergoing repairs	$8,000 for about 70 days after completion of repairs
EM CORFU	Feeder	34,654	2,556	2001	TC until Dec-18	$9,950
EM ATHENS	Feeder	32,350	2,506	2000	TC until Mar-19	$10,400
EM OINOUSSES	Feeder	32,350	2,506	2000	TC until Aug-18 + 12 months in Charterers Option	$8,500 $15,000
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Dec-18	$9,950
JOANNA	Feeder	22,301	1,732	1999	TC until Sep-18	$10,500
MANOLIS P	Feeder	20,346	1,452	1995	TC until Apr-19	$9,500
NINOS	Feeder	18,253	1,169	1990	TC until Sep-18	$11,900
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Sep-18	$10,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Oct-18	$11,900
Total Container Carriers	11	338,632	25,483

Note:

(*)

Represents the earliest redelivery date

Summary Fleet Data is provided for the Company’s vessels excluding the vessels spun-off:

	Three months, ended June 30, 2017	Three months, ended June 30, 2018	Six months, ended June 30, 2017	Six months, ended June 30, 2018
FLEET DATA
Average number of vessels (1)	8.12	11.95	8.38	11.97
Calendar days for fleet (2)	739.0	1,086.0	1,516.0	2,166.0
Scheduled off-hire days incl. laid-up (3)	0.0	8.2	72.0	37.6
Available days for fleet (4) = (2) - (3)	739.0	1,077.8	1,444.0	2,128.4
Commercial off-hire days (5)	0.0	2.0	42.5	24.9
Operational off-hire days (6)	1.8	66.2	5.9	69
Voyage days for fleet (7) = (4) - (5) - (6)	737.2	1,009.6	1,395.6	2,034.5
Fleet utilization (8) = (7) / (4)	99.8%	93.7%	96.6%	95.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	99.8%	97.1%	98.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.8%	93.9%	99.6%	96.8%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,428	10,028	6,918	9,228
Vessel operating expenses excl. drydocking expenses (12)	5,331	5,698	5,119	5,873
General and administrative expenses (13)	889	580	936	670
Total vessel operating expenses (14)	6,220	6,278	6,055	6,543
Drydocking expenses (15)	37	394	25	543

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing other general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and other general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Later today, August 10, 2018 at 11:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: (866) 966-1396 (US Toll Free Dial In), 0(800) 376-7922 (UK Toll Free Dial In) or +44 (0) 2071 928000 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until August 17, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In) and the access code required for the replay is:6973591#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Second Quarter 2018 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Continuing and Discontinued Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues
Voyage revenue	10,543,232	16,746,844	19,278,103	30,420,656
Related party revenue	60,000	-	120,000	-
Commissions	(592,794)	(880,596)	(1,095,439)	(1,626,935)
Net revenues	10,010,438	15,866,248	18,302,664	28,793,721

Operating expenses
Voyage expenses	784,675	467,238	2,003,598	1,014,360
Vessel operating expenses	5,341,530	7,360,461	10,320,414	15,302,326
Drydocking expenses	45,701	427,804	118,603	2,618,023
Depreciation	2,156,131	2,168,431	4,273,776	4,240,304
Management fees	903,490	1,325,507	1,763,084	2,661,630
Gain on sale of vessel	-	(1,340,952)	(516,561)	(1,340,952)
Other general and administrative expenses	911,532	1,562,620	1,905,548	2,640,628
Total operating expenses	10,143,059	11,971,109	19,868,462	27,136,319

Operating (loss) / income	(132,621)	3,895,139	(1,565,798)	1,657,402

Other income/(expenses)
Interest and finance cost	(863,378)	(1,325,458)	(1,626,900)	(2,392,838)
(Loss) / gain on derivative, net	(33,794)	38,540	(29,053)	118,682
Foreign exchange (loss) / gain	(15,295)	27,527	(19,859)	313
Interest income	9,407	25,641	16,099	47,469
Other expenses, net	(903,060)	(1,233,750)	(1,659,713)	(2,226,374)
Net (loss) / income	(1,035,681)	2,661,389	(3,225,511)	(568,972)
Dividend Series B Preferred shares	(448,053)	(470,879)	(885,785)	(930,912)
Net (loss) / income attributable to common shareholders	(1,483,734)	2,190,510	(4,111,296)	(1,499,884)
(Loss) / earnings per share, basic and diluted	(0.13)	0.20	(0.37)	(0.13)
Weighted average number of shares, basic and diluted	11,061,612	11,133,764	11,030,754	11,133,764

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Discontinued Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues
Voyage revenue	5,025,925	6,466,876	8,551,308	11,379,371
Commissions	(287,227)	(351,260)	(489,434)	(642,898)
Net revenues	4,738,698	6,115,616	8,061,874	10,736,473

Operating expenses
Voyage expenses	743,061	311,566	930,971	747,653
Vessel operating expenses	1,958,111	2,076,539	3,661,567	4,443,003
Drydocking expenses	18,013	-	80,825	1,442,657
Depreciation	1,205,435	1,326,639	2,375,994	2,531,778
Management fees	347,331	421,211	660,983	800,621
Other general and administrative expenses	254,566	932,459	486,577	1,189,720
Total Operating expenses	(4,526,517)	(5,068,414)	(8,196,917)	(11,155,432)

Operating income / (loss)	212,181	1,047,202	(135,043)	(418,959)

Other income / (expenses)
Interest and finance cost	(496,823)	(620,402)	(940,236)	(1,047,786)
Gain on derivative, net	-	24,917	-	113,528
Foreign exchange gain / (loss)	1,204	11,954	(2,263)	3,575
Interest income	-	2,916	-	8,845
Other expenses, net	(495,619)	(580,615)	(942,499)	(921,838)
Net (loss) / income	(283,438)	466,587	(1,077,542)	(1,340,797)
Dividend Series B Preferred shares	-	(80,204)	-	(80,204)
Net (loss) / income attributable to common shareholders	(283,438)	386,383	(1,077,542)	(1,421,001)
(Loss) / earnings per share, basic and diluted	(0.13)	0.17	(0.49)	(0.64)
Weighted average number of shares, basic and diluted	2,212,322	2,226,753	2,206,151	2,226,753

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Continuing Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues
Voyage revenue	5,517,307	10,279,968	10,726,795	19,041,285
Related party revenue	60,000	-	120,000	-
Commissions	(305,567)	(529,336)	(606,005)	(984,037)
Net revenues	5,271,740	9,750,632	10,240,790	18,057,248

Operating expenses
Voyage expenses	41,614	155,672	1,072,627	266,707
Vessel operating expenses	3,383,419	5,283,922	6,658,847	10,859,323
Drydocking expenses	27,688	427,804	37,778	1,175,366
Depreciation	950,696	841,792	1,897,782	1,708,526
Management fees	556,159	904,296	1,102,101	1,861,009
Gain on sale of vessel	-	(1,340,952)	(516,561)	(1,340,952)
Other general and administrative expenses	656,966	630,161	1,418,971	1,450,908
Total operating expenses	5,616,542	6,902,695	11,671,545	15,980,887

Operating (loss) / income	(344,802)	2,847,937	(1,430,755)	2,076,361

Other income/(expenses)
Interest and finance cost	(366,555)	(705,056)	(686,664)	(1,345,052)
(Loss) / gain on derivative, net	(33,794)	13,623	(29,053)	5,154
Foreign exchange (loss) / gain	(16,499)	15,573	(17,596)	(3,262)
Interest income	9,407	22,725	16,099	38,624
Other expenses, net	(407,441)	(653,135)	(717,214)	(1,304,536)
Net (loss) / income	(752,243)	2,194,802	(2,147,969)	771,825
Dividend Series B Preferred shares	(448,053)	(390,675)	(885,785)	(850,708)
Net (loss) / income attributable to common shareholders	(1,200,296)	1,804,127	(3,033,754)	(78,883)
(Loss) / earnings per share, basic and diluted	(0.11)	0.16	(0.28)	(0.01)
Weighted average number of shares, basic and diluted	11,061,612	11,133,764	11,030,754	11,133,764

Euroseas Ltd., Post Spin-off

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2017	June 30, 2018

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	2,858,927	9,099,122
Trade accounts receivable, net	885,495	940,753
Other receivables	965,037	1,007,502
Inventories	1,193,018	1,104,525
Restricted cash	1,103,953	119,399
Prepaid expenses	247,039	301,993
Vessel held for sale	4,914,782	-
Total current assets, continuing operations	12,168,251	12,573,294
Current assets of discontinued operations	3,914,117	-
Total current assets	16,082,368	12,573,294

Fixed assets:
Vessels, net	52,132,079	50,425,420
Long-term assets:
Restricted cash	4,334,267	4,334,267
Due from spun-off subsidiary	24,585,518	-
Fixed and long- term assets of discontinued operations	65,197,615	-
Total assets	162,331,847	67,332,981

Current liabilities:
Long -term bank loans, current portion	4,203,261	11,099,893
Trade accounts payable	1,522,473	1,618,737
Accrued expenses	1,117,110	1,692,372
Deferred revenue	590,178	510,144
Derivative	229,451	60,210
Due to related company	4,986,836	8,642,163
Total current liabilities, continuing operations	12,649,309	23,623,519
Current liabilities of discontinued operations	5,885,574	-
Total current liabilities	18,534,883	23,623,519

Long-term liabilities:
Long -term bank loans, net of current portion	29,811,241	19,540,527
Derivative	16,631	43,656
Vessel profit participation liability	1,297,100	2,005,500
Total long-term liabilities, continuing operations	31,124,972	21,589,683
Long- term liabilities of discontinued operations	30,364,035	-
Total long term liabilities	61,489,007	21,589,683
Total liabilities	80,023,890	45,213,202

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 37,314 and 19,122 issued and outstanding, respectively)	35,613,759	18,272,339
Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 11,274,126 and 11,274,126 issued and outstanding)	338,230	338,230
Additional paid-in capital	241,717,702	231,811,950
Accumulated deficit	(228,223,857)	(228,302,740)
Total shareholders' equity, continuing operations	13,832,075	3,847,440
Shareholders’ equity of discontinued operations	32,862,123	-
Total shareholders' equity	46,694,198	3,847,440
Total liabilities, mezzanine equity and shareholders' equity	162,331,847	67,332,981

Euroseas Ltd. Post Spin-off

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2017	2018

Cash flows from operating activities:
Net (loss) / income continuing operations	(2,147,969)	771,825
Adjustments to reconcile net loss to net cash (used in) /provided by operating activities:
Depreciation of vessels	1,897,782	1,708,526
Amortization of deferred charges	71,010	69,777
Share-based compensation	74,706	96,174
Gain on sale of vessel	(516,561)	(1,340,952)
Unrealized loss / (gain) on derivative	31,351	(142,216)
Amortization of debt discount	-	202,541
Changes in operating assets and liabilities	1,067	3,959,805
Net cash (used in) /provided by operating activities of continuing operations	(588,614)	5,325,480

Cash flows from investing activities:
Cash paid for vessel acquisition and capitalized expenses	(4,677,212)	(1,867)
Proceeds from sale of vessel	5,137,010	6,255,735
Net cash provided by investing activities of continuing operations	459,798	6,253,868

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	549,495	-
Investment in subsidiary spun-off	(486,577)	(3,298,356)
Due from spun-off subsidiary	639,313	-
Loan arrangement fees paid	(50,000)	(119,863)
Offering expenses paid	(240,981)	(12,488)
Proceeds from long- term bank loans	4,750,000	4,250,000
Repayment of long-term bank loans	(2,023,915)	(7,143,000)
Repayment of related party loan	(2,000,000)	-
Net cash provided by / (used in) financing activities of continuing operations	1,137,335	(6,323,707)

Net increase in cash, cash equivalents and restricted cash	1,008,519	5,255,641
Cash, cash equivalents and restricted cash at beginning of period	7,004,684	8,297,147
Cash, cash equivalents and restricted cash at end of period, continuing operations	8,013,203	13,552,788

Cash breakdown

Cash and cash equivalents	3,124,110	9,099,122
Restricted cash, current	654,826	119,399
Restricted cash, long term	4,234,267	4,334,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	8,013,203	13,552,788

Discontinued operations:
Net cash provided by operating activities of discontinued operations	533,045	360,977
Net cash used in investing activities of discontinued operations	(6,841,251)	(18,817,048)
Net cash provided by financing activities of discontinued operations	9,640,896	18,054,670

Euroseas Ltd. Continuing Operations

Reconciliation of Adjusted EBITDA to Net (loss) / income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Net (loss) / income	(752,243)	2,194,802	(2,147,969)	771,825
Interest and finance costs, net (incl. interest income)	357,148	682,331	670,565	1,306,428
Depreciation	950,696	841,792	1,897,782	1,708,526
Gain on sale of vessel	-	(1,340,952)	(516,561)	(1,340,952)
Unrealized and realized loss / (gain) on derivative, net	33,794	(13,623)	29,053	(5,154)
Adjusted EBITDA	589,395	2,364,350	(67,130)	2,440,673

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net loss / income before interest, income taxes, depreciation, gain / loss in derivative and loss on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or U.S. GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and we believe that these non- GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods, of financial costs, gain/ loss in derivative and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd. Continuing Operations

Reconciliation of Net (loss)/ income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Net (loss ) / income	(752,243)	2,194,802	(2,147,969)	771,825
Unrealized loss / (gain) on derivative	36,423	(47,946)	31,351	(142,216)
Realized (gain) / loss on derivative	(2,629)	34,323	(2,298)	137,062
Gain on sale of vessel	-	(1,340,952)	(516,561)	(1,340,952)
Adjusted net (loss) / income	(718,449)	840,227	(2,635,477)	(574,281)
Preferred dividends	(448,053)	(390,675)	(885,785)	(850,708)
Adjusted net (loss) / income attributable to common shareholders	(1,166,502)	449,552	(3,521,262)	(1,424,989)
Adjusted net (loss)/ earnings per share, basic and diluted	(0.11)	0.04	(0.32)	(0.13)
Weighted average number of shares, basic and diluted	11,061,612	11,133,764	11,030,754	11,133,764

"Adjusted net (loss) / income" and "Adjusted net (loss) /earnings per share" Reconciliation:

Euroseas Ltd. considers "Adjusted net (loss)/ income" to represent net (loss) / income before gain / loss on derivative and gain on sale of vessel. "Adjusted net (loss) / income “ and “Adjusted net (loss) / earnings per share" is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivative and gain on sale of vessel, which items may significantly affect results of operations between periods.

"Adjusted net (loss)/ income" and "Adjusted net (loss)/ earnings per share" do not represent and should not be considered as an alternative to net (loss) / income or (loss) / earnings per share, as determined by U.S. GAAP. The Company's definition of "Adjusted net (loss) /income" and "Adjusted net (loss) / earnings per share" may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 11 vessels, including 10 Feeder containerships and 1 Intermediate Container carrier. Euroseas 11 containerships have a cargo capacity of 25,483 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com